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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                     EPE-EMPRESA PRODUTORA DE ENERGIA LTDA.


           Enron Corp. ("Enron"), an Oregon corporation, hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of EPE-Empresa Produtora de Energia Ltda. ("EPE"), a sociedade por quotas de responsabilidade limitada organized and existing under the laws of the Federative Republic of Brazil, for the purpose of notifying the Securities and Exchange Commission (the "Commission") that EPE is a "foreign utility company" under such Section 33(a).

ITEM 1

           Set forth below is the following information for EPE: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation, transmission or distribution of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

           (a)       Name:  EPE-Empresa Produtora de Energia Ltda.

           (b)       Business Address:

                                    EPE-Empresa Produtora de Energia Ltda.
                                    Rodovia dos Imigrantes No. 3770
                                    Novo Distrito Industrial
                                    Cuiaba, Mato Grosso, Brazil
                                    CEP 78098-840

           (c) Description of Facilities: EPE owns a 480 MW natural gas fired combined cycle electric generation facility located in Cuiaba, Mato Grosso, Brazil. The facility's capacity and associated electric energy are being purchased by Furnas Centrais Eletricas S.A., a Brazilian concessionaire of public electric energy.

           (d) Shareholders  Holding Five Percent or More of its Voting
Securities: EPE Holdings Ltd. ("EPE Holdings") directly owns a 99% interest in EPE. EPE Investments Ltd., a wholly-owned subsidiary of EPE Holdings, directly owns a 1% interest in EPE. The ownership of EPE Holdings is as follows:
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                     (i) Enron do Brazil Holdings Ltd. ("EdBH"), a company
           organized and existing under the laws of the Cayman Islands, owns a 52.625% interest in EPE Holdings. EdBH is a wholly-owned subsidiary of Enron South America LLC, a limited liability company organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of Enron. Enron is a holding company that claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act.

                     (ii) Shell Cuiaba Holdings Limited ("SCHL"), a company organized and existing under the laws of the Cayman Islands, owns a 21.875% interest in EPE Holdings. To our knowledge, SCHL is an indirect, wholly-owned subsidiary of The Shell Petroleum Company Ltd., a company organized and existing under the laws of Bermuda. To our knowledge, Shell Transport and Trading owns a 40% interest in The Shell Petroleum Company Ltd. and Royal Dutch Shell Petroleum Company owns a 60% interest.

                     (iii) Transredes-Transporte de Hidrocarburos, S.A. ("Transredes"), a company organized and existing under the laws of the Republic of Bolivia, owns a 12.50% interest in EPE Holdings. To our knowledge, Bolivian pension funds and individuals hold a 50% interest in Transredes, and TR Holdings Ltda. ("TR Holdings") owns the remaining 50% interest. Enron Transportadora Holdings Ltd., a company organized and existing under the laws of the Cayman Islands and an indirect, wholly-owned subsidiary of Enron, owns a 50% interest in TR Holdings. Shell Gas (Latin America) B.V. ("SGLA"), a company organized and existing under the laws of The Netherlands, owns the remaining 50% interest in TR Holdings. To our knowledge, Shell Transport and Trading owns a 40% interest in SGLA, and Royal Dutch Shell Petroleum Company owns a 60% interest.

                     (iv) LJM BrazilCo ("LJM"), a company organized and existing under the laws of the Cayman Islands, owns a 13% interest in EPE Holdings. To our knowledge, LJM is a wholly-owned subsidiary of LJM Cayman, L.P. To our knowledge, Greenwich Natwest and Credit Suisse collectively own a 94% interest in LJM Cayman, L.P., and an individual owns a 6% interest.

ITEM 2

           Domestic Associate Public Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public-utility that is engaged in the generation, transmission and distribution of electricity predominantly in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of EPE, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule
250.2 promulgated under the Act. Enron also has filed an application with the Commission for an exemption under Section 3(a)(3) and, alternatively, Section 3(a)(5) of the Act. Portland General Electric Company does not own any interest in EPE.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.
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           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      ENRON CORP.



                                      By: /s/ ROBERT H. BUTTS
                                          -------------------------------------
                                      Name:   Robert H. Butts
                                      Title:  Managing Director,
                                                Corporate Accounting

                                      August 4, 2000